UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-15

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)

                               SPRINT CORPORATION
                                (Name of Issuer)

              PCS Common Stock--Series 1, par value $1.00 per share
                         (Title of Class of Securities)

                                    852061506
                                 (CUSIP Number)

                               Deutsche Telekom AG
                Kevin Copp, Head of International Legal Affairs,
                Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany
                             Phone (49-228) 181-8000

                                 France Telecom
                                  Eric Bouvier,
      Senior Vice-President and Head of Mergers and Acquisitions Department
                 6 place d'Alleray, 75505 Paris Cedex 15, France
                            Phone (33-1) 44-44-01-59
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Deutsche Telekom AG
                    IRS Identification Number: N/A

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)     [ ]
                                         (b)     [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
                    NA

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)        [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Germany

         NUMBER OF            7    SOLE VOTING POWER
          SHARES                        0
       BENEFICIALLY
         OWNED BY             8    SHARED VOTING POWER
           EACH                         0
         REPORTING
        PERSON WITH           9    SOLE DISPOSITIVE POWER
                                        0

                              10   SHARED DISPOSITIVE POWER
                                        0

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    N/A

     14   TYPE OF REPORTING PERSON*
                    CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    France Telecom
                    IRS Identification Number: N/A

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)     [ ]
                                         (b)     [ ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
                    NA

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)        [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    France

         NUMBER OF            7    SOLE VOTING POWER
          SHARES                   o  43,118,018 shares of Class A Common Stock
       BENEFICIALLY                   (equivalent in voting power to 21,559,009
         OWNED BY                     shares of Series 3 PCS Common Stock)
           EACH                    o  34,441,023 shares of Series 3 PCS Common
         REPORTING                    Stock
        PERSON WITH
                              8    SHARED VOTING POWER
                                      0

                              9    SOLE DISPOSITIVE POWER
                                   o  43,118,018 shares of Class A Common Stock
                                      (equivalent in voting power to 21,559,009 shares of Series 3 PCS Common Stock)
                                   o  34,441,023 shares of Series 3 PCS Common
                                      Stock

                              10   SHARED DISPOSITIVE POWER
                                      0

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,118,018 shares of Class A Common Stock
          (equivalent in voting power to 21,559,009 shares of Series 3 PCS Common Stock) and 34,441,023 shares of
          Series 3 PCS Common Stock.

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                   [ ]

     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) If the Class A Common Stock and the Series 3 PCS Common Stock beneficially owned by FT were converted into Series 1 PCS Common Stock, the Class A Common Stock and the Series 3 PCS Common Stock beneficially owned by FT would represent approximately 5.56% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 7.67% of the aggregate voting power of all series of PCS Common Stock outstanding).

     14   TYPE OF REPORTING PERSON*
                   CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 15 (this "Amendment") amends and supplements the
Schedule 13D filed on February 12, 1996, as amended by Amendment No. 1 to the
Schedule 13D filed on May 6, 1996, Amendment No. 2 to the Schedule 13D filed on May 28, 1998, Amendment No. 3 to the Schedule 13D filed on December 1, 1998, Amendment No. 4 to the Schedule 13D filed on February 12, 1999, Amendment No. 5 to the Schedule 13D filed on February 24, 1999, Amendment No. 6 to the Schedule 13D filed on April 1, 1999, Amendment No. 7 to the Schedule 13D filed on July 6, 1999, Amendment No. 8 to the Schedule 13D filed on October 8, 1999, Amendment No. 9 to the Schedule 13D filed on January 10, 2000, Amendment No. 10 to the
Schedule 13D filed on January 25, 2000, Amendment No. 11 to the Schedule 13D filed on February 21, 2001, Amendment No. 12 to the Schedule 13D filed on June 7, 2001, Amendment No. 13 to the Schedule 13D filed on August 14, 2001 and Amendment No. 14 to the Schedule 13D filed on August 21, 2001 (as amended and supplemented, the "Schedule 13D"), of Deutsche Telekom AG ("DT") and France Telecom ("FT"), with respect to the PCS Common Stock - Series 1, par value $1.00 per share (the "Series 1 PCS Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D, as previously amended and supplemented.

         Insofar as DT has ceased to beneficially own any Series 1 PCS Common Stock of the Issuer, from and after the date hereof DT has no further filing obligation under Section 13(d) of the Securities Exchange Act of 1934 with respect to the equity securities of the Issuer and this Schedule 13D shall cease to constitute a joint statement on Schedule 13D of DT and FT and instead shall constitute a statement on Schedule 13D by FT exclusively. From and after the date hereof, FT shall be solely responsible for filing any amendments or modifications required to be made with respect to FT's holdings in the Issuer. DT and FT agree that the Agreement of Joint Filing dated February 12, 1996, filed as Exhibit 1 to the original statement on Schedule 13D filed on February 12, 1996, is hereby terminated effective immediately after the filing of this Amendment.

ITEM 4.  PURPOSE OF THE ACQUISITION

         Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

         Notwithstanding the provision contained in the Offering Process Agreement, the Issuer and FT have permitted NAB to dispose of the remaining shares of PCS Common Stock beneficially owned by it, as described herein. In connection therewith, DT, NAB and FT have agreed to terminate the Coordination Agreement, as amended on January 26, 2000, effective upon the filing of this Amendment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

1.  Deutsche Telekom AG

(a-b) On December 20, 2001, DT and NAB ceased to be the beneficial owner of any shares of Series 1 PCS Common Stock of the Issuer.

         To the extent that DT (indirectly through NAB) and FT may have been deemed, by virtue of their relationship, to have shared dispositive power with respect to the securities of the Issuer beneficially owned by them, or to have been members of a group with respect to the Series 1 PCS Common Stock of the Issuer, such relationships have ceased. DT and NAB hereby disclaim beneficial ownership of the securities of the Issuer owned by FT and disclaim that they are, or have been, members of a group with FT with respect to any securities of the Issuer.

(c) The date, number of shares and price per share for all sales of Series 1 PCS Common Stock by NAB during the past 60 days is set forth below:

       Date                     Number of Shares              Price Per Share
       ----                     ----------------              ---------------

     12/20/01                       372,340                      $22.9344

         The sale by NAB of shares of Series 1 PCS Common Stock listed above was effected on the New York Stock Exchange.

The shares of Series 1 PCS Common Stock sold by NAB, described above, were obtained by NAB prior to the sale by causing the Issuer to issue such shares, pursuant to Issuer's Amended and Restated Certificate of Incorporation, in respect of the Class A Common Stock of the Issuer owned by NAB.

Except as disclosed above, neither DT nor NAB, nor to the best knowledge of DT, any of the persons listed in Schedule I to this Schedule 13D, nor either managing director of NAB, effected any transaction in the PCS Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) On December 20, 2001, DT and NAB ceased to be the beneficial owners of any shares of Series 1 PCS Common Stock.

2.  France Telecom

(a-b) On December 1, 2001, FT was the beneficial owner of 43,118,018 shares of Class A Common Stock (equivalent to 21,559,009 shares of Series 3 PCS Common Stock) and 34,441,023 shares of Series 3 PCS Common Stock (100% of the outstanding Series 3 PCS Common Stock). If the Class A Common Stock and Series 3 PCS Common Stock beneficially owned by FT were converted into Series 1 PCS Common Stock, the Class A Common Stock and Series 3 PCS Common Stock beneficially owned by FT would have represented approximately 5.56% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 7.68% of the aggregate voting power of all outstanding series of PCS Common Stock), on the basis of 641,874,282 shares of Series 1 PCS Common Stock, 310,167,899 shares of Series 2 PCS Common Stock, and 34,441,023 shares of Series 3 PCS Common Stock of the Issuer as being outstanding, based on information made available to FT by the Issuer.

         To the extent that FT and DT (indirectly through NAB) may have been deemed, by virtue of their relationship, to have shared dispositive power with respect to the securities of the Issuer beneficially owned by them, or to have been members of a group with respect to the Series 1 PCS Common Stock of the Issuer, such relationships have ceased. FT hereby disclaims that it is, or has been, a member of a group with DT and NAB with respect to any securities of the Issuer.

(c) Neither FT, nor, to the best knowledge of FT, any of the persons listed in
Schedule II hereto, effected any transaction in PCS Common Stock of the Issuer during the past 60 days.

(d) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Series 3 PCS Common Stock beneficially owned by FT.

(e) Not applicable.

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 20, 2001                 DEUTSCHE TELEKOM AG

                                         By: /s/ Kevin Copp
                                             -----------------------------------
                                         Name:  Kevin Copp
                                         Title: Head of International Legal
                                                Affairs

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 20, 2001                 FRANCE TELECOM



                                         By: /s/ Eric Bouvier
                                             -----------------------------------
                                         Name:  Eric Bouvier
                                         Title: Senior Vice-President and
                                                Head of Mergers and Acquisitions
                                                Department